Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm in the Registration Statement (Form S-8 No. 333-00000) pertaining to the registration of 9,000,000 shares of common stock for the Coventry Health Care, Inc. 2004 Incentive Plan, as amended, and to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements and schedules of Coventry Health Care, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, Coventry Health Care, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Coventry Health Care, Inc., filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
November 3, 2006
Baltimore, Maryland